Filed pursuant to Rule 425
                                   and deemed filed pursuant to Rule 14a-12

                                   Subject Company: Oriental Wave Holdings Ltd. Filing Person: Dragon Pharmaceutical, Inc. File No.: 0-27937

                  Dragon Reports Second Quarter Results of 2004

Vancouver,  BC- August 11, 2004. - Dragon Pharmaceutical Inc. (TSX: DDD; OTC BB:
DRUG; BBSE: DRP) is pleased to announce the results for the second quarter ended June 30, 2004.

For the three-month ended June 30, 2004
---------------------------------------
During the second quarter in 2004, the Company posted revenues of $908,145 from the sales of rHu Erythropoietin (EPO) compared to $1,007,686 for the same period of the prior year. Revenues of $657,645 were generated in China and $250,500 from outside of China during the second quarter of 2004 compared to $576,894 in China and $430,792 from outside of China for the same period in 2003. The gross profit margin was 79% for the period in 2004, improved from the gross margin of 68% for the same period in 2003.

Net loss for the second quarter in 2004 was $388,004 or $0.02 per share, compared to a net loss of $236,424, or $0.01 per share, for the same period in 2003. The increase in net loss for the second quarter in 2004 was mainly due to an increase in research and development expenses for the EPO product developed for the European market.

For the six-month ended June 30, 2004
-------------------------------------
Revenues for the six-month period in 2004 were $1.79 million, up from $1.67 million from the same period in 2003. Sales in and outside of China were $1.36 million and $0.43 million respectively during the period in 2004 compared to $1.03 million in China and $0.64 million outside of China for the same period in 2003. The gross profit margin was 75% for the period of 2004, improved from 68% for the same period in 2003. Net loss for the period of 2004 was $0.64 million or $0.03 per share compared to a loss of $0.97 million or $0.05 per share for the same period in 2003, reflecting the results of effective cost control measures and a leaner corporate structure.

During the second quarter of 2004, Dragon announced entering into a definitive agreement to acquire Oriental Wave Holdings Ltd. The proposed acquisition is subject to a number of conditions including regulatory and shareholders' approval. If the proposed acquisition is consummated, Oriental Wave will become a wholly owned subsidiary of Dragon and the combined company, headquartered in Vancouver, Canada, will have approximately 1,800 employees worldwide plus over 1,200 sales representatives in China. In addition, the acquisition of Oriental Wave by Dragon will create a competitive and growth oriented pharmaceutical company focusing on major growth sectors of the global pharmaceutical industry, namely, generic drugs (prescription and over-the-counter generic drugs), bulk pharmaceutical chemicals (Clavulanic Acid, 7-ACA and sterilized bulk drugs) and biotech drugs (EPO and in-licensed G-CSF).

"We are pleased with the progress we have accomplished so far in 2004. On one hand, we have achieved operational improvement with an increase in gross profit margin. On the other hand, we have received regulatory approval for the sale of our EPO product in Ecuador in addition to China, India, Egypt, Brazil and Peru. At the same time, we are investing in our future by expanding our research and development efforts for our anticipated EPO product specifically designed for the European market to ensure Dragon a timely entry to this prominent market", said Dr. Alexander Wick, President and CEO of Dragon Pharmaceutical Inc. "However, probably the most important and exciting news for Dragon during the quarter was that Dragon has entered into a definitive agreement to acquire Oriental Wave Holdings Ltd. Now, with a Registration Statement on Form S-4, relating to the acquisition of Oriental Wave filed with the U.S. Securities and Exchanges Commission, we are currently targeting to have the proposed acquisition completed during the fourth quarter of 2004. While we are very pleased with the progress of the proposed acquisition, we look forward to completing the acquisition process as soon as possible so that the combined company will start generating the anticipated benefits as a result of the business combination."

About Dragon Pharmaceutical Inc.
--------------------------------
Dragon Pharmaceutical Inc. is an international bio-pharmaceutical company headquartered in Vancouver, Canada, with a GMP production facility in Nanjing, China. Dragon's EPO is currently approved to treat anemia due to renal failure and surgery in 6 countries: China, India, Brazil, Egypt, Peru, and Ecuador. Additional regulatory submissions are in progress throughout Central and Eastern Europe, Asia, Latin America, the Middle East and Africa and the Company is in the final preparation to enter the European Union market.

Forward Looking Statement:
Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements, other than historical facts, included in the foregoing press release are forward-looking statements. These forward looking statements include, but are not limited to, that Dragon and Oriental Wave will consummate the acquisition. Forward-looking statements are not guarantees of future performance. They involve risk, uncertainties and assumptions including risks discussed under "Risks Associated With Dragon Pharmaceuticals" in the Company's annual report on Form 10-KSB, SEC File No.: 0-27937 and other documents filed with the SEC. The Company does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

The foregoing may be deemed to be soliciting materials of Dragon in connection with its definitive agreement to acquire Oriental Wave announced on June 14, 2004. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC") and Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Dragon shareholders and other investors are urged to read the proxy statement prospectus that Dragon has filed with the SEC in connection with the proposed acquisition because it contains important information about Dragon, Oriental Wave and related matters. Dragon and its directors and executive officers may be deemed to be participants in Dragon's solicitation of proxies from Dragon shareholders in connection with the proposed acquisition. Information regarding the participants and their security holdings can be found in each of Dragon's most recent proxy statement and Form 10-KSB filed with the SEC, which are or will be available from the SEC and

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
Dragon as described below, and the proxy statement when it is filed with the SEC. The proxy statement / prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from Dragon as follows:

Garry Wong
Dragon Pharmaceutical, Inc
1900 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9
Telephone: (604) 669-8817 or North American Toll Free: 1-877-388-3784
Fax: (604) 669-4243
Email: ir@dragonbiotech.com
       --------------------
Website: www.dragonpharma.com or www.dragonbiotech.com
         --------------------    ---------------------

In addition to the proposed proxy statement/prospectus, Dragon files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Dragon at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Dragon filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

                 SELECTED CONSOLIDATED STATEMENT OF OPERATIONS*
                 ----------------------------------------------

                                                  For the Three-month                 For the Six-month
                                                      Ended June 30                      Ended June 30
                                                 ----------------------              ---------------------
                                                 2004              2003              2004             2003
                                                 ----              ----              ----             ----
Sales                                        $908,145        $1,007,686        $1,786,415       $1,672,009

Gross Profit                                  713,390           680,698         1,344,918        1,143,740

Gross Profit Margin                               79%               68%               75%              68%

Net (loss) for the period                   (388,004)         (236,424)         (637,427)        (970,452)
                                         =================================================================
(Loss) per share - basic and diluted          $(0.02)           $(0.01)           $(0.03)          $(0.05)
                                         =================================================================
Weighted average number of common shares
outstanding
Basic and diluted                          20,560,022        20,334,000        20,511,011       20,334,000

                    SELECTED CONSOLIDATED BALANCE SHEET DATA*
                    -----------------------------------------

                                        June 30, 2004          December 31, 2003
                                        -------------          -----------------

Cash and Short-term Securities            $ 2,608,594                $ 3,126,667
Total Current Assets                      $ 5,739,882                $ 5,622,402
Total Current Liabilities                 $ 1,325,780                $ 1,428,257
Total Shareholders' Equity                $ 7,567,029                $ 9,707,795
Total Assets                              $ 8,892,809               $ 11,136,052

* For greater detail, please refer to the Company's 10-QSB, which has been filed with the SEC and the Ontario Securities Commission. The full financial statements will also be available on Dragon's website at www.dragonpharma.com or www.dragonbiotech.com. The Company's financial statements comply with U.S. GAAP (Generally Accepted Accounting Principles) and all dollar amounts are expressed in U.S. currency.

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